Exhibit 99.1

HUYA Inc. Reports Second Quarter 2020 Unaudited Financial Results

GUANGZHOU, China, Aug. 11, 2020 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•	Total net revenues for the second quarter of 2020 increased by 34.2% to RMB2,697.2 million (US$381.8 million), from RMB2,010.5 million for the same period of 2019.

•	Net income attributable to HUYA Inc. was RMB226.8 million (US$32.1 million) for the second quarter of 2020, representing an increase of 86.2% from RMB121.8 million for the same period of 2019.

•

Non-GAAP net income attributable to HUYA Inc.[1] was RMB351.0 million (US$49.7 million) for the second quarter of 2020, representing an increase of 106.0% from RMB170.4 million for the same period of 2019.

•	Average mobile MAUs[2] of Huya Live in the second quarter of 2020 reached 75.6 million, representing an increase of 35.2% from 55.9 million in the second quarter of 2019.

•	Average MAUs[3] of Huya Live in the second quarter of 2020 reached 168.5 million, representing an increase of 17.1% from 143.9 million in the second quarter of 2019.

•	Total number of paying users[4] of Huya Live in the second quarter of 2020 reached 6.2 million, representing an increase of 26.5% from 4.9 million in the second quarter of 2019.

“I’m glad to deliver a strong second quarter. Revenues for the period exceeded our expectations, further illustrating our growth potential,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Average mobile MAUs and MAUs in the second quarter reached 75.6 million and 168.5 million, respectively, demonstrating our commitment to expanding our user communities. With a healthy track record in both monetization and user growth, we expect to continue to broaden our user community as we strengthen our market leadership in the game live streaming industry.”

Mr. Dong added, “Since Tencent became our largest shareholder, our cooperation has deepened in many aspects. For example, Huya’s live streaming content is now available in an increasing number of Tencent’s games and products, tapping into an expanded pool of viewers. We are in the process of building one-click streaming services within some of Tencent’s games to attract more broadcasters. We are also rolling out the cooperation in various dimensions relating to e-sports tournaments. Additionally, we continued to diversify and enrich our product offerings in the second quarter.

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on our mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on our mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]

Refers to average monthly active users on our platform. Average MAUs for any period is calculated by dividing (i) the sum of active users on our platform for each month during such relevant period, by (ii) the number of months during such relevant period.

[4]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Harnessing the strengthened collaboration with Tencent and our product deployment strategy, we look forward to further user growth, engagement and monetization in 2020 and beyond.”

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “Our gross profit in the second quarter of 2020 grew by 71.3% year-over-year, reflecting our fast business growth and improved profitability. We also continued to enhance operating efficiencies. Our operating margin increased to 7.5% in the second quarter of 2020, compared to 3.4% in the second quarter of 2019, while our non-GAAP operating margin increased to 12.1%, compared to 5.8% in the second quarter of 2019. Our solid financial position supports our ability to make key investments in our future growth and deliver long-term shareholder value.”

Second Quarter 2020 Financial Results

Total net revenues for the second quarter of 2020 increased by 34.2% to RMB2,697.2 million (US$381.8 million), from RMB2,010.5 million for the same period of 2019.

Live streaming revenues increased by 33.5% to RMB2,565.1 million (US$363.1 million) for the second quarter of 2020, from RMB1,921.5 million for the same period of 2019, primarily due to the increase in the number of paying users and the average spending per paying user on Huya Live. The increase in the number of paying users was primarily driven by the Company’s user growth. The increase in the average spending per paying user was primarily driven by the enrichment and enhancement of content, products and services.

Advertising and other revenues increased by 48.6% to RMB132.2 million (US$18.7 million) for the second quarter of 2020, from RMB89.0 million for the same period of 2019, primarily driven by the increasing and diversifying advertiser base, mainly attributable to strengthened recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 26.7% to RMB2,122.2 million (US$300.4 million) for the second quarter of 2020 from RMB1,674.8 million for the same period of 2019, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs and personnel-related costs.

Revenue sharing fees and content costs increased by 24.1% to RMB1,682.9 million (US$238.2 million) for the second quarter of 2020 from RMB1,355.6 million for the same period of 2019, primarily due to the increase in revenue sharing fees in relation to higher live streaming revenues, and increased spending in content creators, e-sports and self-produced content. The year-over-year increase was partially offset by benefits from economies of scale.

Bandwidth costs increased by 35.3% to RMB264.8 million (US$37.5 million) for the second quarter of 2020 from RMB195.7 million for the same period of 2019, primarily due to an increase in bandwidth usage as a result of the Company’s larger user base and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continued technology enhancement efforts.

Gross profit increased by 71.3% to RMB575.0 million (US$81.4 million) for the second quarter of 2020 from RMB335.7 million for the same period of 2019. Gross margin increased to 21.3% for the second quarter of 2020 from 16.7% for the same period of 2019.

Research and development expenses increased by 70.6% to RMB179.9 million (US$25.5 million) for the second quarter of 2020 from RMB105.4 million for the same period of 2019, mainly attributable to increased personnel-related expenses.

Sales and marketing expenses decreased by 4.2% to RMB114.5 million (US$16.2 million) for the second quarter of 2020 from RMB119.6 million for the same period of 2019. The decrease was primarily attributable to lower spending in marketing activities due to the impact of COVID-19, and partially offset by the increased personnel-related expenses.

General and administrative expenses increased by 61.5% to RMB120.0 million (US$17.0 million) for the second quarter of 2020 from RMB74.3 million for the same period of 2019, mainly due to the accelerated share-based compensation expenses recognized in April 2020 in the event of a change of control.

Operating income increased by 197.6% to RMB201.4 million (US$28.5 million) for the second quarter of 2020 from RMB67.7 million for the same period of 2019. Operating margin increased to 7.5% for the second quarter of 2020 from 3.4% for the same period of 2019.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 180.0% to RMB325.6 million (US$46.1 million) for the second quarter of 2020 from RMB116.3 million for the same period of 2019. Non-GAAP operating margin increased to 12.1% for the second quarter of 2020 from 5.8% for the same period of 2019.

Income tax expenses increased by 137.1% to RMB51.3 million (US$7.3 million) for the second quarter of 2020 from RMB21.6 million for the same period of 2019.

Net income attributable to HUYA Inc. for the second quarter of 2020 increased by 86.2% to RMB226.8 million (US$32.1 million), from RMB121.8 million for the same period of 2019.

Non-GAAP net income attributable to HUYA Inc. for the second quarter of 2020, which excludes share-based compensation expenses, increased by 106.0% to RMB351.0 million (US$49.7 million), from RMB170.4 million for the same period of 2019.

Diluted net income per American depositary share (“ADS”) was RMB0.96 (US$0.14) for the second quarter of 2020, compared with RMB0.52 for the same period of 2019. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.49 (US$0.21) for the second quarter of 2020, compared with RMB0.73 for the same period of 2019.

Balance Sheets and Cash Flow

As of June 30, 2020, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,745.1 million (US$1,520.9 million), compared with RMB10,316.7 million as of March 31, 2020. The increase was primarily due to net cash provided by operating activities of RMB512.2 million (US$72.5 million) for the second quarter of 2020.

Recent Updates

In April 2020, the Company recognized RMB57.7 million (US$8.17 million) of share-based compensation expenses in its cost of revenues and operating expenses from the accelerated vesting schedule of Huya’s pre-IPO options in the event of a change of control, pursuant to the Company’s 2017 Share Incentive Plan and option agreements.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on August 11, 2020 (7:00 p.m. Beijing/Hong Kong time on August 11, 2020).

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4287969

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 18, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	4287969

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, and (iii) income tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments and (iii) income tax effects on non-GAAP adjustments, which both may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,113,193	2,062,524	291,931
Restricted cash	1,392	6,175	874
Short-term deposits	6,743,445	6,284,593	889,526
Short-term investments	2,219,531	2,398,004	339,415
Accounts receivable, net	61,708	63,486	8,986
Amounts due from related parties	51,936	52,415	7,419
Prepayments and other current assets	400,615	408,489	57,818

Total current assets	10,591,820	11,275,686	1,595,969

Non-current assets
Deferred tax assets	45,816	99,182	14,038
Investments	379,424	430,551	60,941
Property and equipment, net	96,686	118,489	16,771
Intangible assets, net	45,085	66,078	9,353
Right-of-use assets, net	102,824	90,919	12,869
Prepayments and other non-current assets	104,895	96,751	13,694

Total non-current assets	774,730	901,970	127,666

Total assets	11,366,550	12,177,656	1,723,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,725	34,714	4,913
Advances from customers and deferred revenue	845,966	560,789	79,375
Income taxes payable	26,051	83,223	11,779
Accrued liabilities and other current liabilities	1,460,025	1,542,921	218,386
Amounts due to related parties	79,032	238,495	33,757
Lease liabilities due within one year	31,878	31,961	4,524

Total current liabilities	2,446,677	2,492,103	352,734

Non-current liabilities
Lease liabilities	70,110	58,837	8,328
Deferred tax liabilities	—	540	76
Deferred revenue	164,913	196,990	27,882

Total non-current liabilities	235,023	256,367	36,286

Total liabilities	2,681,700	2,748,470	389,020

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 67,101,314 and 70,054,088 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	44	46	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	100	100	14
Additional paid-in capital	10,081,946	10,327,892	1,461,818
Statutory reserves	64,679	64,679	9,155
Accumulated deficit*	(1,986,054)	(1,591,137)	(225,211)
Accumulated other comprehensive income	524,135	627,606	88,832

Total shareholders’ equity	8,684,850	9,429,186	1,334,615

Total liabilities and shareholders’ equity	11,366,550	12,177,656	1,723,635

*

On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment accumulated deficit, amounting to RMB3.1 million, was recognized as of January 1, 2020.

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,921,485	2,274,490	2,565,057	363,060	3,473,967	4,839,547	684,993
Advertising and others	88,976	137,458	132,187	18,710	167,972	269,645	38,166

Total net revenues	2,010,461	2,411,948	2,697,244	381,770	3,641,939	5,109,192	723,159

Cost of revenues(1)	(1,674,793)	(1,937,145)	(2,122,219)	(300,381)	(3,032,898)	(4,059,364)	(574,566)

Gross profit	335,668	474,803	575,025	81,389	609,041	1,049,828	148,593

Operating expenses(1)
Research and development expenses	(105,411)	(156,058)	(179,856)	(25,457)	(195,455)	(335,914)	(47,546)
Sales and marketing expenses	(119,592)	(106,536)	(114,520)	(16,209)	(197,756)	(221,056)	(31,288)
General and administrative expenses	(74,328)	(90,206)	(120,006)	(16,986)	(160,139)	(210,212)	(29,754)

Total operating expenses	(299,331)	(352,800)	(414,382)	(58,652)	(553,350)	(767,182)	(108,588)

Other income	31,332	11,327	40,710	5,762	40,196	52,037	7,365

Operating income	67,669	133,330	201,353	28,499	95,887	334,683	47,370

Interest and short-term investments income	75,021	85,740	77,714	11,000	129,606	163,454	23,135
Gain on fair value change of investments	—	2,160	—	—	—	2,160	306
Other non-operating expenses	—	(10,010)	—	—	—	(10,010)	(1,417)
Foreign currency exchange gains (losses), net	787	(1,425)	(975)	(138)	413	(2,400)	(340)

Income before income tax expenses	143,477	209,795	278,092	39,361	225,906	487,887	69,054

Income tax expenses	(21,632)	(37,556)	(51,286)	(7,259)	(40,600)	(88,842)	(12,575)

Income before share of loss in equity method investments, net of income taxes	121,845	172,239	226,806	32,102	185,306	399,045	56,479

Share of loss in equity method investments, net of income taxes	(44)	(1,013)	(48)	(7)	(45)	(1,061)	(150)

Net income attributable to HUYA Inc.	121,801	171,226	226,758	32,095	185,261	397,984	56,329

Net income attributable to ordinary shareholders	121,801	171,226	226,758	32,095	185,261	397,984	56,329

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS*
—Basic	0.56	0.78	1.02	0.14	0.88	1.80	0.26
—Diluted	0.52	0.73	0.96	0.14	0.81	1.69	0.24
Net income per ordinary share
—Basic	0.56	0.78	1.02	0.14	0.88	1.80	0.26
—Diluted	0.52	0.73	0.96	0.14	0.81	1.69	0.24
Weighted average number of ADS used in calculating net income per ADS
—Basic	216,857,816	219,934,053	221,599,311	221,599,311	210,426,174	220,766,682	220,766,682
—Diluted	234,004,023	236,044,992	236,295,396	236,295,396	227,772,954	236,183,381	236,183,381

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	4,270	14,880	15,707	2,223	8,290	30,587	4,329
Research and development expenses	13,931	36,323	35,195	4,982	25,755	71,518	10,123
Sales and marketing expenses	907	2,578	2,540	360	1,811	5,118	724
General and administrative expenses	29,501	40,050	70,784	10,019	80,579	110,834	15,688

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	335,668	474,803	575,025	81,389	609,041	1,049,828	148,593
Share-based compensation expenses allocated in cost of revenues	4,270	14,880	15,707	2,223	8,290	30,587	4,329

Non-GAAP gross profit	339,938	489,683	590,732	83,612	617,331	1,080,415	152,922

Operating income	67,669	133,330	201,353	28,499	95,887	334,683	47,370
Share-based compensation expenses	48,609	93,831	124,226	17,584	116,435	218,057	30,864

Non-GAAP operating income	116,278	227,161	325,579	46,083	212,322	552,740	78,234

Net income attributable to HUYA Inc.	121,801	171,226	226,758	32,095	185,261	397,984	56,329
Gain on fair value change of investments	—	(2,160)	—	—	—	(2,160)	(306)
Share-based compensation expenses	48,609	93,831	124,226	17,584	116,435	218,057	30,864
Income tax effects on non-GAAP adjustments	—	540	—	—	—	540	76

Non-GAAP net income attributable to HUYA Inc.	170,410	263,437	350,984	49,679	301,696	614,421	86,963

Net income attributable to ordinary shareholders	121,801	171,226	226,758	32,095	185,261	397,984	56,329
Gain on fair value change of investments	—	(2,160)	—	—	—	(2,160)	(306)
Share-based compensation expenses	48,609	93,831	124,226	17,584	116,435	218,057	30,864
Income tax effects on non-GAAP adjustments	—	540	—	—	—	540	76

Non-GAAP net income attributable to ordinary shareholders	170,410	263,437	350,984	49,679	301,696	614,421	86,963

Non-GAAP net income per ordinary share
—Basic	0.79	1.20	1.58	0.22	1.43	2.78	0.39
—Diluted	0.73	1.12	1.49	0.21	1.32	2.60	0.37
Non-GAAP net income per ADS
—Basic	0.79	1.20	1.58	0.22	1.43	2.78	0.39
—Diluted	0.73	1.12	1.49	0.21	1.32	2.60	0.37
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	216,857,816	219,934,053	221,599,311	221,599,311	210,426,174	220,766,682	220,766,682
—Diluted	234,004,023	236,044,992	236,295,396	236,295,396	227,772,954	236,183,381	236,183,381